DNR Indiana Department of Natural Resources

Eric Holcomb, Governor
Cameron F. Clark, Director

Division of Oil and Gas
402 W. Washington St.,Rm.293
Indianapolis, IN 46204
PH: 317/232-4055
Fax: 317/232-1550

10/24/2018

Ziyen Inc.
PO Box 1500
Bonita CA 91908-

Re: Notice of Permit(s) Transfer

Dear Operator:

The permits listed below have been transferred to you effective 10/24/2018 . Please update your records to reflect this change.

Permit	Well No.	Lease	County	Location				
47852	4	Paul Potts	Pike	1	N	9	W	Section 32
47851	5	Paul Potts	Pike	1	N	9	W	Section 32
44826	1	Paul Potts	Pike	1	N	9	W	Section 32
47706	3A	Paul E. Potts	Pike	1	N	9	W	Section 32
46008	2	Paul Potts	Pike	1	N	9	W	Section 32

If you have any questions about this transfer please contact me at the phone number listed below.

Sincerely,

James B. AmRhein

James B. AmRhein
Assistant Director
(317) 232-6961

CC: Former operator